UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: December 19, 2011	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance

BANCOLOMBIA ISSUED NEW CORPORATE GOVERNANCE AND ETHICS CODES

Medellín, Colombia, December 19, 2011

Bancolombia announces adoption of new corporate governance and ethics codes.

The Corporate Governance Code reflects Bancolombia’s commitment to improve standards of governance in its relationships with investors, employees, suppliers, clients and the communities in which it has a presence. The following highlights the main aspects of the new code:

• Adjustments in rules relating to the General Shareholders Meeting,
• Adoption of governance standards that the Group expects from the companies in which it has investments,
• Adoption of operational policies between the companies of the Group, and
• Adoption of policies relating to the Bank’s business interactions with its main shareholders

The Code of Ethics reflects our commitment to building a model of corporate behavior governed by transparency. Each one of the directors and employees of the Group is committed to its principles and policies. The following highlights the main points of the new code:

• Strengthening of the principles of conflicts of interest and use of information, and
• Adopting special annexes governing: ethics and conduct in the treasury, administration of collective portfolios, supervision and control units and money laundering.

Both codes were approved today by the Board of Directors of Bancolombia, and Bancolombia will now begin the process of incorporating and disseminating the new codes.

The complete text of the codes can be found in the following website:

http://www.grupobancolombia.com/webCorporativa/governance/index.asp